Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions)	2007	2006

Income before income taxes	$1,460	$1,338
Interest	76	76
Portion of rentals deemed to be interest	20	18
Income available for fixed charges	$1,556	$1,432

Fixed charges:
Interest	$76	$76
Portion of rentals deemed to be interest	20	18
Total fixed charges	96	94
Preferred stock dividend requirements	2	2
Total fixed charges and preferred stock dividend requirements	$98	$96

Ratio of earnings to fixed charges	16.14	15.25

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	15.86	14.93

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.